                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2001

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London W1S 2BF, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:      X        Form 40-F:  _____
                    ---
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes:  _______    No:      X
                              ---
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On March 23, 2001, the Registrant distributed the following two press releases:


                            ENODIS TRADING STATEMENT

LONDON, March 23, 2001 -- Enodis plc (London:ENO; NYSE:ENO) issues the following trading statement ahead of entering a close period prior to publication of its
results for the six months to 31 March, 2001.   These will be announced on 22
May, 2001.

CURRENT TRADING

Since the Group issued its AGM statement in January the economic climate has worsened, particularly in North America which accounted for 77% of the Food Equipment operating profit in the financial year to September, 2000. This has contributed to a further deterioration in the Group's performance.

In Food Service Equipment, several leading North American restaurant chains have significantly curtailed their new store opening and refurbishment programmes.
In addition, there is increasing evidence that many independent restaurant operators are delaying new openings and the replacement of non-essential
equipment.  Demand for beverage dispensing equipment remains soft.   Overall, we
estimate that the market for Food Service Equipment in North America is currently some 10% below last year's levels, having been broadly flat at the time of the AGM statement.

In Europe, overall demand for Food Service Equipment has slowed in recent months, and we estimate that the market is at similar levels to last year.

In the Food Retail Equipment market-place, conditions in both North America and Australia remain difficult.

Against this background, the performance of Enodis' Food Equipment Division has been mixed. Those of our businesses which supply major chain restaurant groups in North America have been worst affected. Trading in our Food Retail Equipment businesses remains weak, albeit in line with our previous expectations. By contrast, those of our businesses supplying the broader Food Service market are performing somewhat more robustly. In general, our Ice businesses have gained share in a depressed market. However, first half profits in this sector have been depressed by operational difficulties associated with a major plant reconfiguration.
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PROFITS OUTLOOK

First half operating profit for the Food Equipment Division as a whole, before amortisation, exceptional items and allocation of corporate costs, is expected to be not less than (Pounds)32m. This compares with (Pounds)51.6m in the comparable period last year.

Trading in the Building and Consumer Products Division has weakened since January, and first half profits are expected to be slightly below the (Pounds)10.2m, before allocation of corporate costs, achieved last year.

The outlook for the full year remains uncertain. However, performance in the second half is expected to benefit from a number of factors, notably seasonality, significant ongoing cost saving and purchasing economies, restructuring benefits, and the completion of the ice factory reconfiguration. An update on the prospects for the second half will accompany the interim results announcement in May.

DIVIDEND PAYMENT

In view of the poor performance of the business in the first half and uncertainty over the outlook for the remainder of the year, the Board has decided that it would not be prudent to maintain the historic level of dividend pay-out. Accordingly, the interim dividend will be reduced from 4.4p last year to not less than 2.0p.

KEY MANAGEMENT ACTIONS

Faced with difficult trading conditions and a very disappointing profit performance, changes have been made in the Group's senior management including the resignation of the Chief Executive as announced separately today. In addition, several key management actions are being implemented with immediate effect to improve the performance of the Food Equipment Division in both the short and longer term. These are summarised below:

 . The Food Equipment Division organisation structure has been simplified and streamlined to enable us to remain firmly customer focused while driving down costs. In future the Food Service Equipment business will be structured on a regional basis with Food Retail Equipment managed as a separate business. The interim results will be reported on this basis. A summary of last year's first half and full year results, restated on the new basis, is attached.

 . An urgent programme of cost reduction measures has been initiated across all our Food Equipment Division operating units, including headcount savings, manufacturing efficiency improvements and the reduction of discretionary spend. Tough, but realistic, cost reduction targets have been agreed with all business units. The closure of the Conyers, Georgia plant, which supplies the food retail trade, has already been announced, resulting in a reduction in headcount of some 400. Further plant closures are planned during the second half of the current financial year. These measures will eliminate a significant proportion of our surplus capacity.

 .  Annualised savings resulting from these measures are expected to be some
   (Pounds)30m, of which at
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    least (Pounds)15m will be realised in the current year. In total, the headcount in the Food Equipment Division is expected to be reduced by at least 900 once these immediate actions have been fully implemented. The cost of achieving these savings will be around (Pounds)30m, largely in cash, giving a pay-back period of approximately one year. This cost will be treated as an exceptional item in the Group's accounts for the current year. Further steps to enhance efficiency are being developed.

 . These changes will eliminate complexity from our organisational structure while retaining the benefits of a customer focused selling organisation. Our strategy of cross-selling and providing integrated solutions for customers remains firmly in place.

REVISIONS TO WORKING CAPITAL PROVISIONS

Following the publication of FRS 18 "Accounting Policies" the Group is reassessing its accounting estimates for provisions held against working capital balances, principally warranty provisions and development costs. As a result, it is anticipated that additional, non-cash, provisions of (Pounds)10-15m will be established by way of an exceptional charge.

REFINANCING

The Group has recently entered into new facilities to refinance the Scotsman borrowings. Syndication will follow shortly. The capitalised costs of the previous financing arrangements, relating primarily to arrangement and other fees and totalling some (Pounds)5.7m, will be written off as a non-cash, exceptional item at the interim stage.

Peter Brooks, Chairman of Enodis, said:

"Enodis' current performance is unacceptable. The Board has taken urgent and firm measures to underpin the business, improve financial performance, and refocus strategy. Senior management changes have been made. Major steps to simplify and streamline our organisational structure and reduce costs are well in hand. Enodis is the world's leading manufacturer of food equipment, an industry with sound long-term growth credentials. We have some excellent businesses with strong market positions, and I am confident that, with help in due course from an improved economic background, the measures we have already taken and will be pursuing vigorously will enable us to rebuild shareholder value."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause our results to differ materially from our expectations include: our susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to our U.S., U.K. and foreign operations; our ability to realize cost savings from our cost reduction program; keen competition in our fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in our Form 20-F filed with the SEC.
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For further information, please contact:

Enodis plc
Peter Brooks, Chairman             Tel:  020 7006 5835
Andrew Allner, Finance Director    Tel:  01483 549525

Financial Dynamics
Steve Jacobs/Andrew Lorenz         Tel:  020 7831 3113

Makinson Cowell (US)
Jeffrey Rendin                     Tel:  212-896-3818
---------------------------------  -------------------
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ENODIS PLC


REVISED FY 2000 SEGMENTAL ANALYSIS

                                              (in Pounds)

                                              Half Year to      Full Year to
                                                Mar 2000          Sep 2000


Turnover

Food Service North America                            222.8             486.9
Food Service Europe                                    81.4             178.1
Food Retail                                           111.4             219.4
                                          -----------------------------------
Food Equipment                                        415.6             884.4

Building and Consumer Products                        138.7             275.7
Property                                               13.7              19.9
                                          -----------------------------------
Continuing Operations                                 568.0           1,180.0
                                          -----------------------------------


Operating Profit

Food Service North America                             28.8              66.3
Food Service Europe                                     9.0              22.6
Food Retail                                            13.8              22.6
                                          -----------------------------------
                                                       51.6             111.5

Food Equipment goodwill amortisation                  (10.0)            (21.4)
Food Equipment                                         41.6              90.1

Building and Consumer Products                         10.2              27.1
Property                                                7.3               8.4

Corporate Costs                                        (4.3)             (7.3)
                                          -----------------------------------
Continuing Operations                                  54.8             118.3
                                          -----------------------------------

                                      ###
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                        ENODIS SENIOR MANAGEMENT CHANGES

LONDON, March 23, 2001 -- The Board of Enodis (London:ENO; NYSE:ENO) announces that David Williams has today resigned from the Group with immediate effect. A successor as Chief Executive will be appointed as soon as possible. In the interim, Peter Brooks, Chairman, will significantly increase his time commitment to Enodis. Andrew Allner, Chief Financial Officer, will lead the executive team charged with implementing the measures required to underpin the business, improve financial performance and refocus strategy. An overview of current trading, and an outline of management actions being taken to improve performance, are contained in a separate statement released today.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from their expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to their U.S., U.K. and foreign operations; their ability to realize cost savings from the Company's cost reduction program; keen competition in our fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

For further information, please contact:

Enodis plc
Peter Brooks, Chairman             Tel:  020 7006 5835
Andrew Allner, Finance Director    Tel:  01483 549525

Financial Dynamics
Steve Jacobs/Andrew Lorenz         Tel:  020 7831 3113

Makinson Cowell (US)
Jeffrey Rendin                     Tel:  212-896-3818


                                      ###

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ENODIS PLC



March 23, 2001                            /s/ Andrew F. Roake
                                    By:   __________________________
                                          Name:  Andrew F. Roake
                                          Title: Chief Operating Officer